Company Number: 68312

THE COMPANIES ACT

Particulars of Directors and Secretaries and of any changes therein

Pursuant to Section 136

Presented by: **STM FIDECS MANAGEMENT LIMITED**
Montagu Pavilion, 8-10 Queensway, Gibraltar

Particulars of the Directors and Secretaries of:

CHORUS MOTORS PUBLIC LIMITED COMPANY

and of any changes therein. (see overleaf)

SUPPL

(Signature) [signature]

Andrew Gardner

For and on behalf of
STM FIDECS MANAGEMENT LIMITED

(State whether Director or Secretary) Secretary

Dated the 28th day of March, 2007

07022734

dlw 4/19

List of the Directors and Secretaries of CHORUS MOTORS PUBLIC LIMITED COMPANY and of any changes therein

Position	Christian Name(s) and Surname	Usual Residential Address	Present Nationality (Nationality of Origin)	Description	Particulars of Changes
Secretary	STM FIDECS MANAGEMENT LIMITED	Montagu Pavilion, 8-10 Queensway, Gibraltar.	N/A	Corporate Body	Has changed name with effect from 28 March 2007.
Director	Rodney T. Cox	23545 NW Skyline Boulevard, North Plains, Oregon 97133-9204, United States of America.	American	Company Director	No change
Director	Wayne S. Marshall	3101 Linkwood Drive, Houston, Texas 77025-3815, United States of America.	American	Company Executive	No change
Director	Isaiah W. Cox	3505 Bancroft Road, Baltimore, Maryland 21215-3106, United States of America.	American	Company Director	No change
Director	John Klys	122 Beatty Street, Sudbury, Ontario P3C 4E6, Canada.	Canadian	Company Executive	No change
Director	Peter Vanderwicken	P.O. Box 66, 4420 Wismore Road, Carversville, Pennsylvania 18913-0066, United States of America.	American	Company Director	No change
Director	Nechama J. Cox	3505 Bancroft Road, Baltimore, Maryland 21215-3106, United States of America.	American	Chief Operating Officer	No change

Director	Stuart Harbron	44 Swing Gate Lane, Berkhamstead, Hertfordshire HP4 2LL, United Kingdom.	British	Consultant	No change
Director	Giulio Pontecorvo	423 West 120th Street #43, New York, New York 10027-6029, United States of America.	American	Company Director/Professor Emeritus	No change

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Delta Looks to Simplify Tow and Tug Processes on Taxiways

Ability to Drive Aircraft on Taxiways Will Help Airline Reduce Flight Delays and Fuel Consumption

GIBRALTAR -- (MARKET WIRE) -- 03/29/2007 -- WheelTug plc and Delta Air Lines entered into an agreement in which the airline will assist WheelTug in developing a new system that has the potential to enable pilots to back away from gates without a tow tug, and taxi to and from takeoff and landing points without using jet engines. The new WheelTug™ system aims to reduce fuel consumption, noise and emissions in airport terminal areas and taxiways, as well as reduce airport and gate congestion that can lead to reduced ground equipment delays.

"Certainly we expect this to be a 'win' for us on the business side by reducing our costs, but we're also excited about the potential for removing some complexity from gate operations for our ground personnel and doing it in an environmentally friendly fashion," said Walt Klein, Delta's director of Quality, Engineering and Training.

Full development and approval of the system is expected sometime in 2009 and Delta, as WheelTug's launch customer, could begin installing the system on its fleet of B-737NG aircraft as early as late 2009. The WheelTug system includes powerful electric motors in the airplane's nose wheel that will enable pilots to back away from gates without a tow tug and then taxi to their takeoff, or a remote start point before starting the airplane's engines. After landing, the pilot can turn off the jet engines and use the system to drive the airplane to its gate.

Further, the agreement gives Delta the right of first refusal to provide installation and maintenance services on WheelTug systems for itself and for other airlines that desire such services. Delta already performs maintenance for more than 100 customers and this could serve as another opportunity to continue to grow its maintenance insourcing business. Delta has also acquired warrants to buy 600,000 shares of WheelTug plc at an average price of $36 per share.

Isaiah W. Cox, president of WheelTug, said, "We are delighted that Delta is our U.S. development partner. Delta's passengers will be the first to realize its benefits, and we believe that over time WheelTug will provide welcome benefits to all fliers, airlines, and airports."

Delta Air Lines (PINKSHEETS: DALRQ) offers customers service to more destinations than any global airline with Delta and Delta Connection carrier service to 308 destinations in 52 countries. With more than 60 new international routes added in the last year, Delta is America's fastest growing international airline and is a leader across the Atlantic with flights to 31 trans-Atlantic destinations. To Latin America and the Caribbean, Delta offers more than 600 weekly flights to 58 destinations. Delta's marketing alliances also allow customers to earn and redeem

SkyMiles on more than 14,000 flights offered by SkyTeam and other partners. Delta is a founding member of SkyTeam, a global airline alliance that provides customers with extensive worldwide destinations, flights and services. Including its SkyTeam and worldwide codeshare partners, Delta offers flights to 458 worldwide destinations in 99 countries. Customers can check in for flights, print boarding passes and check flight status at delta.com.

WheelTug plc is a majority-owned subsidiary of Chorus Motors plc (PINKSHEETS: CHOMF). Chorus has developed the proprietary Chorus® Star and Chorus® Meshcon™ electric motor technologies, which offer substantial performance improvements over comparable motor and drive systems. The Chorus systems produce high torque at start-up speeds and are ideal for traction applications besides aircraft, including automobiles, trucks, locomotives, and ships. Please visit WheelTug's website at http://www.wheeltug.gi and read the forward-looking statement at http://www.wheeltug.gi/fls.shtml

---

CONTACT:
Delta Airlines Corporate Communications:
404-715-2554

WheelTug plc Public Relations:
+44 (0)20 8571 5216

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END